ALLIED GOLD LIMITED

4 January 2010

Companies Announcement Office
Australian Securities Exchange

Allied Gold Resumes Full Production

Allied Gold is pleased to announce that the Cease Work Order (Order) referred to in its previous press release has been lifted and has returned to full production on 4 January 2010. The Company had also maintained a self-imposed temporary halt to operations due to a minority of landowners staging an illegal protest via the placing of a cultural gorgor that symbolizes a stop work process. The removal of the gorgor has been equally resolved and production has been fully restored.

The Company received the full support of the respective PNG Mining regulators and associated bodies during the landowner operational standstill. A formal delegation from the Mineral Resources Authority (MRA), lead by the Acting Managing Director Mr.Philip Samar travelled to site and were directly involved in the various processes.

The Company continues to abide by its legal obligations and is not in breach of any permits, land owner agreements or any other legal arrangements relating to the good standing of any mining activities on Simberi Island. Despite the illegal protest, the Company has remained respectful of the minority dissidents on Simberi and continues to engage in a consultative and collaborative dialogue with all stakeholders.

Executive Chairman Mark Caruso stated "PNG is going through a significant transformation with many large scale infrastructure and mining projects on the nation's horizon. A broader education program is required surrounding the nations accelerated growth profile by Government involving landowners to ensure all stakeholders expectations do not become non-commercial or operationally inhibitive thereby depriving the broader landowners and population of a stable royalty and social development framework.

Allied Gold has earmarked a further A$200M for investment in PNG over the coming three years. Nonetheless, this is a fraction of the total being invested within PNG via various other multi-national multibillion dollar projects over the next 1 – 4 years."

A 34 Douglas Street, Milton, Queensland 4064 AUSTRALIA T +61 7 3252 5911 F +61 7 3252 3552 E info@alliedgold.com.au
PO Box 2019, Milton, QLD 4064 www.alliedgold.com.au

Mark Caruso further added "Importantly it is investor confidence in the PNG regulatory framework which remains the cornerstone of this massive investment of capital into PNG. We have seen other countries in the region suffer from a loss of investor confidence and the impact this has on a nations ability to sustain growth. I have no doubt that maintaining investor confidence in PNG is one of the main priorities the Government and regulators maintain.

PNG has a history of fully recognizing mining tenure and the rule of law. The company is optimistic that these type of illegal actions are not of a recurring nature and is confident it will continue to receive the support of PNG Mining regulators and various law enforcement representatives in these matters whilst ensuring Allied Gold's legal rights to operate are enforced.

From a personal perspective it is disappointing that the stoppage in production has occurred as the Company was on track for a record quarter of production. The recent stoppage has deferred at least 3,000oz of production and as at 21 December 2009 we had produced approximately 17,800oz of gold for the December quarter.

The Company is fully funded and remains on track to deliver a significant increase in its production profile to in excess of 300,000 ozs by 2012 through its organic growth expansion in PNG and the redevelopment of the Gold Ridge project in the Solomon Islands."

For further information, contact:

Allied Gold Limited
Mark Caruso
Executive Chairman
T:+61 8 93533638

Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
M: +61 448 187 557
E: fterranova@alliedgold.com.au

Peter Torre
Company Secretary
T: +61 8 9287 4604
E: peter@torrecorporate.com.au